NEWS AFL-CIO HIT Investments Promote Positive Change in the Midwest READ MORE


Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.0B	$10.3B	124,595	192.7M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED